Rogers Communications Reports Strong First Quarter 2004 Results

Quarterly Revenue Grows 13.4%, Operating Profit up 23.5% as Cable, Wireless and
Media Divisions Each Deliver Solid Results

TORONTO (April 20, 2004) — Rogers Communications Inc. today announced its consolidated financial and operating results for the first quarter ended March 31, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended March 31,	2004	2003	% Change
Operating revenue(1)	1,264,749	1,115,380	13.4
Operating profit(2)	381,857	309,273	23.5
Net income	(64,790)	23,735	—
Earnings (loss) per share	(0.33)	0.06	—
Additions to property, plant and equipment(3)	228,666	188,950	21.0

1.	Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense, see the “New Accounting Standards — Revenue Recognition” section for further details with respect to the impact of this reclassification. All periods presented above are prepared on a consistent basis.

2.	Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP; and “Key Performance Indicators and Non-GAAP Measures — Operating Profit” section

3.	Additions to property plant and equipment as stated based on accrual basis — see the “Key Performance Indicators and Non-GAAP Measures - Property Plant and Equipment” section.

Highlights of the first quarter of 2004 included the following:

•	Operating revenue grew 13.4% for the quarter, with all three operating companies contributing to the year-over-year growth, including 9.3% growth at Cable, 19.3% growth at Wireless and 9.7% growth at Media.

•	Consolidated quarterly operating profit grew 23.5% year-over-year, with Wireless contributing growth of 40.9%, Cable of 8.8% and Media of 8.3%.

•	Cable had quarterly growth in revenue generating units (RGUs,) of 62,500 driven by growth in Internet subscribers of 38,000 and in digital cable households of 27,900 and offset by a net loss of basic subscribers of 3,400.

•	On February 12, 2004, we announced with Cable a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support digital voice-over-cable telephony and other new voice and data services across the Rogers Cable service areas, with initial service availability expected in mid-2005.

•	Wireless postpaid voice and data subscriber net additions of 83,200 represented an increase of 35.9% compared to the first quarter of 2003, driven by the combination of increased gross activations and reduced churn levels. Average monthly postpaid wireless churn for the first

Rogers Communications Inc.	First Quarter 2004

quarter was reduced to 1.73%, while average monthly revenue per postpaid voice and data subscriber (ARPU) increased 2.6% to $55.74.

•	In the seasonally lowest quarter of the year, revenue at Media increased 9.7% year-over-year with 14.1% growth at Radio, 23.2% growth at Television and 10.6% growth at The Shopping Channel while Publishing revenues remained flat. Approximately 40.0% of the growth in Television revenues was driven by improved revenue results at Sportsnet, with the remainder being attributable to the acquisition of a 50% interest in Dome Production Partnership on January 2, 2004.

•	We recorded a loss of $64.8 million in the quarter compared to net income of $23.7 million in the first quarter of 2003. This $88.5 million decrease in net income is attributable to year- over-year growth in operating profit of $72.6 million, offset by an aggregate of $161.1 million of increases in other expenses, principally a loss on foreign exchange on U.S. dollar-denominated debt compared to a substantial gain in 2003 and a loss on repayment of long-term debt in the current quarter.

•	On January 1, 2004, we adopted the accounting policy of expensing the fair value of stock- based compensation granted to employees over the estimated vesting period of the stock options. This increased operating expenses for the quarter by $3.0 million.

•	As announced in December 2003, early in March 2004, Wireless began transitioning its branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada.

•	In January 2004, Cable and Yahoo! Inc. announced a multi-year alliance to provide a powerful new broadband Internet experience. The alliance combines the unique advantages of one of the industry’s pioneers in high-speed Internet access with one of the world’s most recognized global Internet brands.

•	During the quarter, the following financing transactions occurred:

i.	On February 20, 2004, Wireless completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014.

ii.	On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014, at a redemption price of 104.825% of the aggregate principal amount.

iii.	On March 11, 2004, Cable completed a private placement of an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

iv.	On March 26, 2004, Wireless redeemed, for aggregate US$734.7 million, its US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9.375% Senior Secured Debentures due 2008.

•	On April 15, 2004, we filed a final shelf prospectus with each of the provinces in Canada and in the United States, under which we will be able to offer up to aggregate US$750.0 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months. The final shelf

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prospectus will provide us with additional financial flexibility and the ability to quickly access the capital markets to take advantage of market opportunities.

“The solid financial and operating results of the first quarter were an excellent start to the year and were relatively balanced across all of the operating companies,” said Ted Rogers, President and CEO of Rogers Communications. “Continued sharpening of our sales and marketing focus combined with ongoing operational enhancements, new product deployments and a disciplined approach to our markets is the plan for 2004 and we are well on track to again delivering double-digit growth in both revenues and operating profit. In addition to the healthy operating results and excellent strategic positioning, our recent refinancing activities opportunistically captured the benefits of extremely attractive interest rates, add to our financial flexibility, and further assure that we are well-financed for continued success into the future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE FIRST QUARTER ENDED MARCH 31, 2004

In this Management’s Discussion and Analysis (“MD&A”) of operating results and financial position, the terms “we”, “us” “our” and “RCI” refer to Rogers Communications Inc. and our subsidiaries which have been reported in the following three segments:

•	“Cable” or “Rogers Cable”, which refers to Rogers’ wholly owned subsidiary Rogers Cable Inc.;

•	“Wireless”, “Rogers Wireless” or “RWCI”, which refers to Rogers’ 55.5%-owned subsidiary Rogers Wireless Communications Inc. and

•	“Media” or “Rogers Media”, which refers to Rogers’ wholly owned subsidiary Rogers Media Inc.

RCI, Cable, Wireless and Media are collectively referred to as the “Rogers Group of Companies”.

This discussion should be read in conjunction with our 2003 Annual MD&A and Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 22 to the 2003 Annual Audited Consolidated Financial Statements for a summary of differences between Canadian GAAP and United States (U.S.) GAAP.

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected

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by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the risks and uncertainty discussions in our 2003 Annual MD&A.

OVERVIEW

Rogers is a diversified Canadian communications and media company, that is engaged in cable television, high-speed Internet access, and video retailing through our wholly owned subsidiary Rogers Cable; in wireless voice, data, and messaging services through our 55.5%-owned subsidiary Rogers Wireless; and in radio and television broadcasting, televised shopping, consumer magazines, and trade and professional publications through our wholly owned subsidiary Rogers Media.

In addition, we hold other investment interests, including our investment in the Toronto Blue Jays Baseball Club (the “Blue Jays”) and in a pay-per-view movie service as well as in several specialty television channels, all of which are accounted for by the equity method.

COMPANY STRATEGY

In our Annual 2003 MD&A we indicated that our overall business strategy is to maximize revenue, operating income and return on invested capital in addition to enhancing our position as one of Canada’s leading national diversified communications and media companies. We remain committed to this strategy and believe that the financial and operating results of the three months ended March 31, 2004 reflected continued progress against our stated strategies.

In addition, on February 12, 2004, together with Cable we announced an initiative to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across our cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. We expect that the Cable PP&E expenditures required to deploy this platform will be approximately $200 million over two years. We also expect that the majority of these PP&E expenditures will occur in the first 12 to 18 months of the deployment, with expenditures in 2004 expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

We are currently refining our business strategy with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates only. In addition, we are considering offering the telephony services described above

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through another wholly owned subsidiary, Rogers Telecom Inc. (“Rogers Telecom”). We have recently announced the hiring of Michael Adams, an industry executive, as Executive Vice President and Chief Operating Officer of Cable who will, among other things, be responsible for the implementation of our cable telephony initiative. Although our business strategies and organizational structure with respect to telephony services continue to be refined, we plan to incur most or all of the PP&E expenditures described above to upgrade our network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of Cable’s network.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators which we have described in our Annual 2003 MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but, we believe they allow us to measure our performance against our operating strategy, as well as the results of our competitors and peers. They include:

•	Revenue and average revenue per subscriber (“ARPU”);

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

In addition, we refer to three other non-GAAP measures that are used in various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items which include losses from investments accounted for by the equity method, foreign exchange gains (losses), loss on repayment of long-term debt, change in the fair value of derivative instruments, gain (loss) on the sale of other investments, write-down of investments, investment other income (expense) and non-controlling interest. Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to in the industry either as earnings before interest taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to measure our ability to incur or service debt and to invest in property, plant and equipment (PP&E), and allows us to compare ourselves to peers and competitors that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

For Cable and Media, we calculate operating profit margin by dividing operating profit by total revenue and for Wireless, we calculate it by dividing operating profit by network revenue.

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Network revenue, instead of total revenue, is used in the Wireless calculation because network revenue excludes the impact of the sale of equipment, which is generally sold at a price that approximates cost to facilitate competitive pricing at the retail level. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E)

PP&E expenditures included in the Consolidated Statements of Cash Flows now comprise the additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E, we believe that additions to PP&E outlays on the accrual basis best reflect our cost of PP&E expenditures in a period and provide a more accurate determination for purposes of period-to-period comparisons.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time to time, we enter into agreements with our subsidiaries and other related parties that we believe are mutually advantageous to us and our affiliates. Our subsidiaries also enter into agreements with related parties. For example, Wireless has entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AT&T Wireless Services, Inc. (AWE), one of Wireless’s significant shareholders.

Wireless, Cable and Media have each entered into a management services agreement under which we provide a range of services, including strategic planning, financial and information technology services. We also maintain contractual relationships with Wireless and Cable involving other cost sharing and services agreements.

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section in the Annual 2003 MD&A for further details with respect to these arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A of Operating Results and Financial Position is made with reference to our Annual 2003 Consolidated Financial Statements and Notes thereto which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, and carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies outlined below as critical to an understanding of our business operations and of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A, and a detailed discussion of these critical accounting policies can be found in our 2003 MD&A.

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Our Audit Committee reviews our accounting policies and all quarterly and annual filings, and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies, see our 2003 Annual MD&A and Note 2 to the 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the quarter follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead;

•	Depreciation Policies and Useful Lives;

•	Asset Impairment;

•	Pension Assumptions;

•	Contingencies; and

•	Related Party Transactions.

NEW ACCOUNTING STANDARDS

In the three months ended March 31, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard establishes standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard and as a result have adopted a classified balance sheet presentation as we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flow, we have reclassified the change in non-cash working capital, related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statement of Cash Flows, as compared to our previous method of presentation, by $10.6 million in the three months ended March 31, 2004 and our PP&E expenditures by $121.1 million in the three months ended March 31, 2003, with a corresponding change in both periods to non-cash working capital items.

With the adoption of these two changes which are further described in the Notes to the Consolidated Financial Statements included herein, we believe our accounting policies and financial statements comply with this new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13

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established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not treat our derivative instruments, including cross currency interest rate exchange agreements and forward exchange agreements, as effective hedges.

Based on this determination, recorded as a component of long-term debt at December 31, 2003, we have adjusted these instruments from their carrying value of $334.8 million to their fair value of $388.2 million on January 1, 2004. The fair value of these instruments will be disclosed as a separate item on our balance sheet. The corresponding adjustment of $53.4 million has been deferred and will be amortized into income over the remaining life of the underlying debt instrument. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being charged to the statement of income. As at March 31, 2004 the fair value of the derivative instruments on the balance sheet was $447.3 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $13.0 million. For the three months ended March 31, 2004, an expense with respect to stock-based compensation in the amount of $3.0 million was recorded.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards’ including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Cable installation fees are now deferred and recorded in revenue in the months following activation, based on discounts from fair value where free or discounted periods of service are provided to subscribers.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of Wireless and Cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

•	Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber and as operating, general and administrative expense in the case of an existing subscriber.

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•	Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously, these amounts were recorded as operating, general and administrative expense.

The effect of these changes in classification on our Wireless performance indicators is as follows:

	Three Months Ended March 31,
In millions of dollars, except per subscriber statistics)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported
Network revenue	$544.0	$546.4	$461.4	$463.0
Equipment sales	48.8	53.0	35.7	46.9

	$592.8	$599.4	$497.1	$509.9

Cost of equipment sales	$91.2	$51.9	$73.6	$48.4
Sales and marketing expenses	86.6	118.8	82.8	112.9
Operating, general and administrative expenses	195.4	209.1	184.8	192.8
Postpaid ARPU	$55.74	$56.00	$54.32	$54.52
Average monthly operating expense per subscriber before sales, marketing and equipment margin	$17.58	$17.20	$17.65	$17.25
Sales and marketing costs per gross addition (including equipment margin)	$362	$385	$405	$428

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The effect of these changes in classification on our Cable key performance indicators is as follows:

	Three Months Ended March 31,
In millions of dollars, except per subscriber statistics)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported
Operating revenue	$473.1	$468.4	$433.0	$428.0

Sales and marketing expenses	$59.3	$59.8	$48.8	$49.0
Operating, general and administrative expenses	210.3	205.1	194.5	189.3
Core cable ARPU	$45.60	$44.92	$42.45	$41.71

On a consolidated basis in the three-month period ended March 31, 2003, revenues have been reduced by $7.8 million as a result of this reclassification and expenses have been reduced by the same amount.

These changes in accounting classification had no effect on the amounts of reported operating profit, net income (loss) or earnings (loss) per share. All prior period amounts, including key performance indicators, have been made to conform to reflect these changes in classification.

FUTURE ACCOUNTING STANDARDS

Accounting Guideline 15, Consolidation of Variable Interest Entities

As detailed in Note 2((t)(iv)) to the 2003 Audited Consolidated Financial Statements, effective January 1, 2005 we will be required to consolidate “variable interest entities”. Under U.S. GAAP, we are required to consolidate these entities effective January 1, 2004 (Note 22(r) to the 2003 Audited Consolidated Financial Statements).

We have determined that Blue Jays Holdco Inc., the ultimate parent of the Blue Jays, is a variable interest entity that we will consolidate effective January 1, 2005. The consolidation will have no impact in our consolidated net income, as 100% of the losses of Blue Jays Holdco are presently included in our net income.

No other variable interest entities besides the Blue Jays have been identified that will require consolidation.

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the three months ended March 31, 2004, Cable, Wireless and Media represented 37.4%, 46.8% and 17.1% of our consolidated revenue, respectively, offset by negative 1.3%, representing corporate items and eliminations. For the same period, Cable, Wireless and Media represented 44.8%, 57.5%, and 1.7%, respectively, of our consolidated operating profit, offset by negative 4.0%, representing corporate expenses. See “Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

For more detailed discussions of the Cable, Wireless and Media divisions, please refer to the respective segment discussions below.

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Summarized Consolidated Financial Results

Three Months Ended March 31,	2004	2003	% Chg
(In millions of dollars, except per share amounts)
Operating revenue(1)
Cable	$473.1	$433.0	9.3
Wireless	592.8	497.1	19.3
Media	215.7	196.7	9.7
Corporate items and eliminations	(16.9)	(11.5)	47.0

Total	$1,264.7	$1,115.3	13.4
Operating expenses(1)
Cable	$301.9	$275.7	9.5
Wireless	373.2	341.3	9.3
Media	209.2	190.7	9.7
Corporate items and eliminations	(1.5)	(1.7)	(11.8)

Total	$882.8	$806.0	9.5
Operating profit(2)
Cable	$171.2	$157.3	8.8
Wireless	219.6	155.8	40.9
Media	6.5	6.0	8.3
Corporate items and eliminations	(15.4)	(9.8)	57.1

Total	$381.9	$309.3	23.5
Other income and expense, net(3)	446.7	285.6	56.4

Net income (loss)	$(64.8)	$23.7	—

Operating profit(4) margin
Cable	36.2%	36.3%
Wireless	37.0%	31.3%
Media	3.0%	3.1%

Total	30.2%	27.7%

Earnings (loss) per share
Basic and diluted	$(0.33)	$0.06
Additions to property, plant and equipment(5)
Cable	$91.6	$98.3	(6.8)
Wireless	130.9	77.7	68.5
Media	5.9	13.3	(55.6)
Corporate items and eliminations	0.3	(0.3)	—

Total	$228.7	$189.0	21.0

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

(2)	As defined in “Key Performance Indicators Non-GAAP Measures — Operating Profit” section.

(3)	See the “Reconciliation of Operating Profit to Net Income” section for specific details of these amounts.

(4)	As defined in the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section.

(5)	Additions to property, plant and equipment as stated based on accrual basis — see the “Key Performance Indicators and Non-GAAP Measures - Property Plant and Equipment” section.

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Consolidated revenue for the three months ended March 31, 2004 was $1,264.7 million, an increase of $149.4 million, or 13.4%, from $1,115.3 million in the corresponding period of 2003. Of the increase, Wireless contributed $95.7 million, Cable $40.1 million and Media $19.0 million.

Consolidated operating profit for the three months ended March 31, 2004 was $381.9 million, an increase of $72.6 million, or 23.5%, from $309.3 million in the corresponding period in 2003. Of this increase, Wireless contributed $63.8 million, Cable $13.9 million and Media $0.5 million. Consolidated quarterly operating profit as a percentage of revenue (“operating margin”) increased 250 basis points to 30.2% in 2004 from 27.7% in 2003. The operating margin increase was driven by the strong operating profit growth in Wireless.

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the quarter ended March 31, 2004 Consolidated Financial Statements and Notes thereto (included herein) for details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation.

Three Months Ended March 31,	2004	2003
(In millions of dollars)
Operating profit(1)	$381.9	$309.3
Depreciation and amortization	(246.1)	(248.3)

Operating income	135.8	61.0
Interest on long-term debt	(124.0)	(123.5)
Losses from investments accounted for by the equity method	(9.1)	(11.9)
Foreign exchange gain (loss)	(47.6)	120.5
Writedown of investments	(1.9)	—
Loss on repayment of long-term debt	(20.3)	—
Change in the fair value of derivative instruments	(0.7)	—
Other income	4.1	0.9
Income taxes	(1.5)	(7.1)
Non-controlling interest	0.4	(16.2)

Net income	$(64.8)	$23.7

(1)	As previously defined, see “Key Performance Indicators” Operating Profit section.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2004 was $246.1 million, a decrease of $2.2 million, or 0.9%, from $248.3 million in the corresponding period of 2003. The increase in depreciation expense on a period-over-period basis was offset by reductions in amortization expenses associated with the AT&T brand license agreement which was fully amortized in the fourth quarter of 2003.

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Operating Income

Operating income as defined under Canadian GAAP increased to $135.8 million for the three months ended March 31, 2004, an increase of $74.8 million, or 122.6%, from the $61.0 million earned in the corresponding period of 2003. The items to reconcile operating income to net income are as follows:

Interest on Long-term Debt

Interest expense for the three months ended March 31, 2004 was $124.0 million, an increase of $0.5 million from $123.5 million in the corresponding period in 2003. The primary reason for the relatively flat interest expense on a period-over-period basis was a $487.5 million decrease in consolidated debt (caused primarily by a significant reduction of debt at RCI) offset by Wireless’ receipt of proceeds from the issuance of US$750.0 million 6.375% Senior Secured Notes due 2014 on February 20, 2004 and the use of US$734.7 million of these proceeds on March 26, 2004 to redeem three existing debt issues aggregating US$708.4 million principal amount.

Losses from Investments Accounted for by the Equity Method

We record losses and income from investments that we do not control, but over which we are able to exercise significant influence, using the equity method. The equity loss for the three months ended March 31, 2004 was $9.1 million, compared to $11.9 million in 2003. The equity loss consists of the Blue Jays’ losses of $11.6 million in 2004 and $13.5 million in 2003, offset by other equity investments with equity income of $2.6 million in 2004 and $1.6 million in 2003.

Foreign Exchange Gain (Loss)

The Canadian dollar weakened in relation to the U.S. dollar in the first quarter of 2004 and accordingly we recorded a loss of $47.6 million compared to a gain of $120.5 million in the first quarter of 2003 related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the U.S. dollar-denominated long-term debt into Canadian dollars. In addition, in the first quarter of 2004, we discontinued accounting for our cross-currency interest rate exchange agreements as effective hedges. Accordingly the foreign exchange impact for 2004 represents the impact of foreign exchange fluctuations on the entire amount of our U.S. dollar denominated debt.

Write-down of Investments

We reviewed the carrying value of all investments and determined that a write-down of $1.9 million on certain investments was required.

Gain (Loss) on Repayment of Long-Term Debt

During the three months ended March 31, 2004, we redeemed the following amounts at Cable and Wireless:

•	Cable, on February 23, 2004, redeemed its $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount. The redemption premium, together with the write-off of deferred financing costs resulted in a loss on the repayment of $18.0 million.

•	Wireless, on March 26, 2004, redeemed its US$196.1 million principal amount of its 8.30% Senior Secured Notes due 2007, US$179.1 million principal amount of its 8.80% Senior Subordinated Notes due 2007, and the US$333.2 million principal amount of its 9.375%

Rogers Communications Inc.	First Quarter 2004

Senior Secured Debentures due 2008. Also, on February 20, 2004, Wireless unwound an aggregate US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. The redemption premium and write-off of deferred financing costs, combined with the gain on the unwind of the cross-currency interest rate exchange agreement, resulted in a loss on repayment of long-term debt of $2.3 million.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as effective hedges for accounting purposes in accordance with the CICA Accounting Guideline 13. This change in accounting policy has been adopted on a prospective basis as described in Note 1 to the first quarter 2004 Consolidated Financial Statements.

Based on this determination, we will record the change in the fair value of our derivative instruments as either income or expense, depending on the change in the fair value of our cross-currency interest rate exchange agreements. For the three months ended March 31, 2004, the change in fair value of our cross currency interest rate exchange agreements resulted in a loss of $0.7 million. This amount is comprised of a loss on the change in the fair value of derivative instruments at Wireless offset by a gain at Cable.

Other Income

Other income includes interest earned on cash deposits and other miscellaneous revenue and expense items. In the three months ended March 31, 2004, we recorded a dilution gain of $4.2 million related to the impact of Rogers Wireless employee stock options exercised in the period and our percentage change in ownership of Wireless.

Income Taxes

Income tax expense consists of large corporations tax, net of prior years’ recoveries.

Non-Controlling Interest

Non-controlling interest, representing a 44.5% interest in Wireless’s loss which resulted in a gain of $0.4 million in the three months ending March 31, 2004 as compared to a 44.2% interest in Wireless’s net income in the corresponding period in 2003 which resulted in a loss of $16.2 million.

Net Income (Loss) and Earnings per Share

We recorded a loss of $64.8 million in the three months ended March 31, 2004, or $0.33 per share, compared to net income of $23.7 million in 2003, or $0.06 per share.

EMPLOYEES

At March 31, 2004, we had approximately 15,027 full-time equivalent employees (FTE) across all of our operating groups, including our shared services organization and corporate office, representing an increase of approximately 27 FTEs from the levels of December 31, 2003. The employment level increase primarily reflects increased customer service staff, partially offset by staff reductions in other groups resulting from operating efficiencies.

For details of Cable, Wireless and Media employee levels, please refer to the respective discussions below.

Rogers Communications Inc.	First Quarter 2004

CABLE OPERATING AND FINANCIAL RESULTS

CABLE OVERVIEW

Cable is Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of the basic cable subscribers in the country. At March 31, 2004, it was providing digital cable services to approximately 563,200 subscribers and Internet service to approximately 828,500 subscribers.

Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Its Ontario cable systems, which serve approximately 90% of our 2.3 million basic cable subscribers, are concentrated in and around three principal clusters (i) the Greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Its New Brunswick and Newfoundland cable systems in Atlantic Canada serve the balance of its subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At March 31, 2004, 99% of the homes passed in its service areas had digital cable available and 96% of the homes passed were two-way addressable. Cable also offers videocassette, digital video disc (DVD) and video game sales and rentals through Rogers Video, Canada’s second largest chain of video stores. There were 278 Rogers Video stores at March 31, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. (“Rogers Wireless”) bills, and to pick up and return digital cable and Internet equipment.

CABLE STRATEGY

In its 2003 Annual MD&A, Cable indicated that its overall business strategy is to maximize its revenue, operating income and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers. Cable remains committed to this strategy and believes the financial and operating results of the three months ended March 31, 2004 reflect continued progress in line with its stated strategies.

In addition, on February 12, 2004, together with, Rogers Communications Inc. (RCI), Cable announced an initiative to deploy an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas. This investment plan, the completion of which assumes a regulatory environment supportive of competition from voice-over-cable telephony, includes the capital costs required to deploy a scalable primary line quality digital voice-over-cable telephony service utilizing PacketCable and DOCSIS standards, including the capital costs associated with switching, transport, IP network redundancy, multi-hour network and customer premises powering, network status monitoring, customer premises equipment, information technologies and systems integration. Cable expects property, plant and equipment (PP&E) expenditures required to deploy this platform will be approximately $200 million over two years. It also expects that the majority of these PP&E expenditures will occur in the first 12 to 18 months of the

Rogers Communications Inc.	First Quarter 2004

deployment, with 2004 expenditures expected to be between $140 million and $170 million. Once this initial platform is deployed, the additional variable PP&E expenditures associated with adding each voice-over-cable telephony service subscriber, which includes uninterruptible backup powering at the home, is expected to be in the range of $300 to $340 per subscriber addition.

Cable is currently refining its business strategy with respect to voice-over-cable telephony services. As a result, the PP&E expenditures, costs and timeline described above are initial estimates only. In addition, together with RCI, Cable is considering offering the telephony services described above through another wholly owned RCI subsidiary, Rogers Telecom Inc. (‘Rogers Telecom’). Cable has recently announced the hiring of Michael Adams, an industry veteran, as Executive Vice President and Chief Operating Officer of Cable who will, among other things, be responsible for the implementation of its cable telephony initiative. Although its business strategies and organizational structure with respect to cable telephony services continue to be refined, it plans to incur most or all of the PP&E expenditures described above to upgrade its network to an advanced broadband multimedia platform capable of supporting voice-over-cable telephony and other new services. In the event that Rogers Telecom offers voice-over-cable telephony services, Cable would enter into an agreement with Rogers Telecom which could relate to, among other things, access to and the use of Cable’s network.

SUMMARIZED CABLE FINANCIAL RESULTS

For purposes of this discussion, revenue has been classified according to the following categories:

•	Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (PPV) service fees, interactive television service fees, video-on-demand (VOD) and revenue earned on the sale of and rental of set-top terminals;

•	Internet, which includes service revenues from residential and commercial Internet access service and modem rental fees; and

•	Rogers Video, which includes the sale and rental of videocassettes, DVDs, video games and confectionary, as well as commissions that Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

•	Operating expenses are classified into three categories for assessing business performance:

•	Cost of video store sales, which comprises Rogers Video store merchandise and depreciation related to the acquisition of video, DVD and game rental assets;

•	Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

•	Operating, general and administrative expenses which include: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet

Rogers Communications Inc.	First Quarter 2004

interconnectivity and usage charges and the cost of operating our e-mail service; (c) technical service expenses, which include the costs of operating and maintaining our cable networks as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche; (f) other general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores.

	Three Months Ended March 31,
	2004	2003	% Chg
(In millions of dollars, except margin)
Operating revenue (1)
Core cable	310.1	288.9	7.3
Internet	89.8	75.3	19.3

Total cable revenue	399.9	364.2	9.8
Video Stores	73.9	69.6	6.2
Intercompany eliminations	(0.7)	(0.8)	—

Total operating revenue	473.1	433.0	9.3
Operating expenses (1)
Cost of Video stores sales	33.0	33.2	(0.6)
Sales and marketing expenses	59.3	48.8	21.5
Operating, general and administrative expenses	210.3	194.5	8.1
Intercompany eliminations	(0.7)	(0.8)	—

Total operating expense	301.9	275.7	9.5
Operating profit (2)
Cable	166.2	153.4	8.3
Video Stores	5.0	3.9	28.2

Total operating profit	171.2	157.3	8.8

Cable operating profit margin (3)	41.6%	42.1%
Video Stores operating profit margin (3)	6.8%	5.6%

Total (3)	36.2%	36.3%

Additions to property, plant and equipment (4)	91.6	98.3	(6.8)

(1)	As reclassified — see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined — see the “Key Performance Indicators and Non-GAAP Measures – Operating Profit” section.

(3)	As defined — see the “Key Performance Indicators and Non-GAAP Measures – Operating Profit Margin” section and calculated as follows:

Cable operating profit margin	—	2004	$166.2 divided by $399.9 = 41.6%
		2003	$153.4 divided by $364.2 = 42.1%

Video operating profit margin	—	2004	$5.0 divided by $73.9 = 6.8%
		2003	$3.9 divided by $69.6 = 5.6%

Total operating profit margin	—	2004	$171.2 divided by $473.1 = 36.2%
		2003	$157.3 divided by $433.0 = 36.3%

(4)	Additions to property plant and equipment as stated based on accrual basis – see the “Key Performance Indicators and Non-GAAP Measures – Property Plant and Equipment” section.

Rogers Communications Inc.	First Quarter 2004

Cable operating highlights and significant developments for the first quarter of 2004 included:

•	Total operating revenue increased 9.3% and total operating profit increased 8.8% in the first quarter of 2004, as compared to the corresponding period in 2003.

•	Cable had quarterly growth in revenue generating units (RGUs) of 62,500, driven by growth in Internet subscribers of 38,000 and digital cable household growth of 27,900, offset by a net loss in basic subscribers of 3,400.

•	Cable announced an agreement with Yahoo! Inc. (“Yahoo”) to provide co-branded Internet services to current and future customers of Cable’s Internet access services. Under the multi-year agreement, in return for payment by Cable of a monthly fee, Yahoo will assume operation of Cable’s e-mail services and provide a suite of customized Yahoo content, products and services to Cable’s Internet access customers. These contents, products and services will include a customizable browsing environment; personalized homepage; enhanced e-mail services such as spam control, parental controls, premium pop-up blocking and storage; enhanced instant messaging capabilities and multi-media services. Depending on the level of Internet access service subscribed to, subscribers will receive some or all of these features as part of their subscription. The agreement also contemplates Yahoo and Cable collaborating to offer premium packages of products and services to Cable’s subscribers for an additional fee.

•	On February 12, 2004, Cable, together with RCI, announced a plan for the deployment of an advanced broadband IP multimedia network to support digital voice-over-cable telephone and other new voice and data services across the Rogers Cable service areas, with initial service availability expected in mid-2005.

•	On February 23, 2004, Cable redeemed its $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

•	On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

Rogers Communications Inc.	First Quarter 2004

Cable Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands)	2004	2003	Chg	% Chg
Homes passed	3,225.5	3,134.9	90.6	2.9
Basic cable subscribers	2,266.0	2,269.7	(3.7)	(0.2)
Basic cable, net losses	(3.4)	(0.7)	(2.7)	—
Internet subscribers	828.5	689.7	138.8	20.1
Internet, net additions	38.0	50.3	(12.3)	(24.5)
Digital terminals in service	648.4	493.5	154.9	31.4
Digital terminals, net additions	34.8	37.3	(2.5)	(6.7)
Digital households	563.2	434.6	128.6	29.6
Digital households, net additions	27.9	33.1	(5.2)	(15.7)
VIP customers	676.9	610.7	66.2	10.8
VIP customers, net additions	15.3	17.7	(2.4)	(13.6)

Core Cable Revenue

Core cable revenue, which accounted for 65.5% of total revenues in the three month period ended March 31, 2004, totalled $310.1 million, a $21.2 million or 7.3% increase over 2003. Analog cable service increased year-over-year by $12.2 million due to price increases in August 2003. The remaining $9.0 million increase is primarily attributable to the growing number of subscriptions to digital services and programming.

Core cable average monthly revenue per subscriber was $45.60 in the first quarter of 2004, an increase from $42.45 in the corresponding period of 2003. Cable ended the quarter with 648,400 digital terminals in 563,200 households, increases of 31.4% and 29.6%, respectively, over the prior period. At March 31, 2004, the penetration of digital households as a percentage of basic households was 24.9%, up from the March 31, 2003 penetration of 19.1%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued healthy sales of a suite of bundled offers combining analog cable, digital cable programming and Internet access. As of March 31, 2004, approximately 185,900 bundles had been sold, up significantly from the over 107,100 bundle subscriptions at the end of March 2003. Included in our bundle results, to the end of March 2004, are packages launched in December 2003 which also provide the subscriber the ability to bundle cable and Internet offerings with wireless products and services from Rogers Wireless with the package invoiced on one bill.

Cable’s analog cable service offering includes three expanded analog channel groupings called “tiers” in addition to its basic cable offering. At March 31, 2004, 80.9% of basic cable service customers also subscribed to one or more tier services, compared to 81.8% at March 31, 2003. Cable ended the quarter with approximately 679,900 customers who subscribe to multiple services and participate in Cable’s high-value customer loyalty program, which is referred to as its “VIP” program.

Rogers Communications Inc.	First Quarter 2004

Internet Revenue

Internet revenue for the three months ended March 31, 2004 was $89.8 million, representing growth of $14.5 million, or 19.3%, from the corresponding period in 2003. This growth reflects the 20.1% increase in the number of Internet subscribers. Average revenue per Internet subscriber per month for the three month period ended March 31, 2004 was $36.85, a slight decrease from $37.78 for 2003, due to increased promotional offers as well as to an increase in the number of Internet Lite customers. Year-over-year, the Internet subscriber base has grown by 138,800, or 20.1%, resulting in 36.6% Internet penetration of basic cable households, or 25.7% Internet penetration as a percentage of cable homes passed.

Video Stores Revenue

Rogers Video stores revenue in the three months ended March 31, 2004 grew by $4.3 million, or 6.2%, to $73.9 million, from the corresponding period in 2003, driven by a combination of an increase in the number of stores at March 31, 2004 to 278 compared to 270 at March 31, 2003 and a 2.8% increase in same store revenues. (“Same stores” are stores that were open for a full year in both 2004 and 2003.) At the end of March 2004, many of the Rogers Video stores were integrated that offered access to a wide variety of cable and wireless products and services in addition to the core video and DVD rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended March 31,
(In millions of dollars)	2004	2003	% Chg
Cable operating expenses (1)
Sales and marketing expenses	27.6	19.8	39.4
Operating, general and administrative expenses	206.1	191.1	7.8

Total Cable operating expenses	233.7	210.9	10.8

Video Stores operating expenses
Cost of sales	33.0	33.2	(0.6)
Sales and marketing expenses	31.7	29.0	9.3
Operating, general and administrative expenses	4.2	3.4	23.5

Total Video Stores operating expenses	68.9	65.6	5.0

Intercompany eliminations	(0.7)	(0.8)	—

Operating expenses	301.9	275.7	9.5

(1)	As reclassified – see the “New Accounting Standards – Revenue Recognition” section.

Total cable operating expenses of $233.7 million increased $22.8 million, or 10.8%, from $210.9 million in the corresponding period of 2003. The year-over-year increase in operating expenses is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital cable.

Cable sales and marketing expenses increased by $7.8 million, or 39.4%, in the three month period ended March 31, 2004 compared to the corresponding period in the prior year primarily related to increases in advertising and promotion costs associated with Internet and digital products.

Rogers Communications Inc.	First Quarter 2004

Cable operating, general and administrative expenses increased by $15.0 million or 7.8% in the three months ended March 31, 2004 compared to the corresponding period in the prior year. The growth primarily related to increased costs of programming associated with the growth in digital subscribers, the adoption of stock option expensing, and increased costs associated with servicing a growing base of digital cable and Internet subscribers.

The Rogers Video store cost of sales remained relatively flat in the three months ended March 31, 2004, as compared to the corresponding period in 2003, as the mix of titles and products rented and sold in the first quarter of 2004 allowed Video to earn slightly expanded margins. The growth in locations, from 270 stores at March 31, 2003 to 278 stores at March 31, 2004, was the primary factor for the increase in sales and marketing expenses which include the cost of operating the stores. Operating, general and administrative expenses increased by $0.8 million, or 23.5%, as Video incurred higher costs related to functions such as information technology and human resources.

Operating Profit

For the three months ended March 31, 2004, consolidated Cable operating profit grew by $13.9 million, or 8.8%, over the same period in 2003, from $157.3 million to $171.2 million. Contributing to this growth, total Cable operating profit increased by $12.8 million, or 8.3%, as the revenue growth from the increases in digital and Internet penetration and the impact of price increases in 2003 exceeded the overall increases in operating expenses. Video operating profit increased by $1.1 million, or 28.2%, as revenue growth outpaced cost growth, reflecting operating efficiencies and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly to 41.6% in the three months ended March 31, 2004 compared to 42.1% in the corresponding period of 2003. Video operating margins grew to 6.8% in the three month period ended March 31, 2004 from 5.6% in the corresponding period.

Cable PP&E Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which enable easier comparisons between the PP&E expenditures of cable companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which include network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coax, fibre network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Rogers Communications Inc.	First Quarter 2004

	Three Months Ended March 31,
(In millions of dollars)	2004	2003	Chg	% Chg
Customer premise equipment	38.7	36.3	2.4	6.6
Scaleable infrastructure	15.7	8.2	7.5	91.5
Line extensions	11.3	11.6	(0.3)	(2.6)
Upgrade and rebuild	11.4	28.5	(17.1)	(60.0)
Support capital	11.8	11.7	0.1	0.9

Cable PP&E expenditures	88.9	96.3	(7.4)	(7.7)
Video stores PP&E expenditures	2.7	2.0	0.7	35.0

Total PP&E expenditures	91.6	98.3	(6.7)	(6.8)

For the three months ended March 31, 2004, PP&E expenditures decreased $6.7 million, or 6.8%, from the corresponding period in 2003, to total $91.6 million. The significant factors driving the decline were the reduction in rebuild capital, as the 750 megahertz (MHz) portion of the rebuild program was substantially completed in 2003. Spending on CPE is dependant upon levels of subscriber activation and also on the costs of various types of CPE, as Cable’s subscribers migrate to more High Definition television (HDTV) and PVR enabled terminal equipment.

Cable Employees

Cable had approximately 5,520 full-time-equivalent employees at March 31, 2004, an increase of 50 from 5,470 at December 31, 2003. The increase in staff levels is spread across a number of operating areas.

WIRELESS OPERATING AND FINANCIAL RESULTS

WIRELESS OVERVIEW

Wireless is a leading Canadian wireless communications service provider serving approximately 4.1 million customers at March 31, 2004, including over 3.8 million wireless voice and data subscribers and approximately 231,300 one-way messaging subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network and a seamless integrated Time Division Multiple Access (TDMA) and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Its seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode and approximately 93% of the population in analog mode. Wireless estimates that its 3.8 million wireless voice and data subscribers represent approximately 13.0% of the Canadian population residing in its coverage area.

Subscribers to its wireless services have access to these services throughout the U.S. through our roaming agreements with AT&T Wireless Services, Inc. (“AT&T Wireless” or “AWE”) and other U.S. operators. Its subscribers also have wireless access internationally, in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless providers.

Rogers Communications Inc.	First Quarter 2004

WIRELESS STRATEGY

In its 2003 Annual MD&A, Wireless indicated that its overall business strategy is to achieve profitable growth within the Canadian wireless communications industry. The elements of this strategy are designed to maximize its cash flow and return on investment. Wireless remains committed to this strategy, and believes that the financial and operating results for the three months ended March 31, 2004 reflect continued progress in line with its stated strategies.

SUMMARIZED WIRELESS FINANCIAL RESULTS

For purposes of this discussion, revenue has been classified according to the following categories:

•	Postpaid voice and data revenues generated principally from:

– Monthly fees;

– Airtime and long-distance charges;

– Optional service charges;

– System access fees; and

– Roaming charges.

•	Prepaid revenues generated principally from the advance sale of airtime, usage and long-distance charges;

•	One-way messaging revenues generated from monthly fees and usage charges; and

•	Equipment revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by its customer service groups, Wireless’s Web site and telesales. Equipment revenue includes activation fees. Equipment subsidies and other incentives related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment revenue.

Operating expenses are classified into three categories for assessing business performance:

•	Cost of equipment sales;

•	Sales and marketing expenses, which represent costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

•	Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers and the CRTC contribution levy.

Rogers Communications Inc.	First Quarter 2004

	Three Months Ended March 31,
	2004	2003	% Chg
(In millions of dollars, except per share amounts)
Operating revenue (1)
Postpaid (voice and data)	513.1	432.8	18.6
Prepaid	24.5	21.1	16.1
One-way messaging	6.4	7.4	(13.5)

Network revenue	544.0	461.3	17.9
Equipment revenue	48.8	35.7	36.7

Total operating revenue	592.8	497.0	19.3

Operating expenses (1)
Cost of equipment sales	91.2	73.6	23.9
Sales and marketing expenses	86.6	82.8	4.6
Operating, general and administrative expenses	195.4	184.8	5.7

Total operating expenses	373.2	341.2	9.4

Operating profit (2)	219.6	155.8	40.9
Additions to property, plant and equipment (3)
Operating profit margin as a % of network revenue (4)	40.4%	33.8%

(1)	As reclassified – see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined. — see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	As defined – see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

(4)	Operating profit margin as defined in “Key Performance Indicators and Non-GAAP Measures – Operating Profit Margin” section and is calculated as follows:

	Three Months Ended March 31,
($millions)	2004	2003
Operating profit	$219.6	$155.8
Divided by Network revenue	$544.0	$461.3
Operating profit margin	40.4%	33.8%

Wireless operating highlights and significant developments for the first quarter of 2004 included:

•	Operating revenue increased 19.3%, with the largest revenue component, network revenue (which excludes equipment revenue), increasing 17.9% and operating profit increasing 41.7% compared to the first quarter of 2003. Operating profit margin, based on network revenue, rose by 660 basis points year-over-year to 40.4% compared to 33.8% in the first quarter of 2003.

•	Average monthly revenue per postpaid voice and data subscriber (ARPU) of $55.74 increased from the first quarter of 2003 by $1.42, or 2.6%, reflecting the continued activation and retention of higher-value customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

•	Quarterly postpaid voice and data subscriber net additions of 83,200 were higher by 35.9% compared to the 61,200 net additions in the first quarter of 2003, reflecting higher levels of gross activations and reduced levels of churn.

Rogers Communications Inc.	First Quarter 2004

•	Average monthly postpaid churn for the first quarter declined to 1.73% from 1.82% in the first quarter of the previous year. Prepaid subscribers declined by 29,400 in the quarter, reflecting the combination of Wireless’s continued emphasis on targeting higher-value postpaid subscribers, selling prepaid handsets at higher price points and higher churn of 3.80%, compared to 2.57% last year, driven by competitive offerings in the market.

•	Sales and marketing costs per gross addition declined by 10.6% year-over-year, reflecting the impact of substantially higher levels of gross activations in the first quarter of 2004 compared to the same quarter in 2003 while the fixed sales and marketing costs remained relatively unchanged on a period-over-period basis.

•	Revenues from wireless data services, which grew approximately 100% year-over-year to $26.6 million from $13.3 million in the first quarter of the prior year, represented approximately 4.9% of network revenue compared to 2.9% in the first quarter of 2003.

•	Effective March 8, 2004, Wireless began the transition of its branding to Rogers Wireless from Rogers AT&T Wireless.

•	On February 20, 2004, Wireless completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

Rogers Communications Inc.	First Quarter 2004

Wireless Network Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU,
churn and usage)	2004	2003	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	241.3	205.3	36.0	17.5
Net additions	83.2	61.2	22.0	35.9
Total subscribers	3,112.8	2,690.6	422.2	15.7
ARPU ($) (1)	55.74	54.32	1.42	2.6
Average monthly usage (minutes)	362	331	31	9.4
Churn (%)	1.73	1.82	(0.09)	(4.9)
Prepaid
Gross additions	56.3	48.8	7.5	15.4
Net additions (losses)	(29.4)	(11.0)	(18.4)	—
Total subscribers	730.4	767.7	(37.3)	(4.9)
ARPU ($)	10.96	9.09	1.87	20.6
Churn (%)	3.80	2.57	1.23	47.9
Total — Postpaid and Prepaid
Gross additions	297.6	254.1	43.5	17.1
Net additions	53.8	50.2	3.6	7.2
Total subscribers	3,843.2	3,458.3	384.9	11.1
ARPU (blended) ($)(1)	46.97	44.11	2.86	6.5
One-Way Messaging
Gross additions	8.1	13.2	(5.1)	(38.6)
Net additions	(10.0)	(13.2)	3.2	(24.2)
Total subscribers	231.3	289.1	(57.8)	(20.0)
ARPU ($)	9.02	8.39	0.63	7.5
Churn (%)	2.54	2.96	(0.42)	(14.2)

(1)	As reclassified – see the “New Accounting Standards Revenue Recognition” section.

Wireless Network Revenue

Wireless network revenue of $544.0 million accounted for 91.8% of its total revenues in the three months ended March 31, 2004, and increased by 17.9% from the corresponding period in 2003. This revenue growth reflects the 11.1% increase in the number of wireless voice and data subscribers from March 31, 2003 combined with a 6.5% period-over-period increase in blended postpaid and prepaid ARPU.

Postpaid voice and data subscriber gross additions in the three months ended March 31, 2004 represented 81.1% of total gross activations and more than 100% of our total net additions. Wireless has continued its strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points, which has contributed significantly to the mix of postpaid versus prepaid subscribers.

The 2.6% increase in average monthly revenue per postpaid voice and data subscriber in the three months ended March 31, 2004, compared to the corresponding period in 2003, reflected the continued activation and retention of higher-value customers, increased penetration of

Rogers Communications Inc.	First Quarter 2004

enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $13.3 million for the three months ended March 31, 2003 to $26.6 million for the three months ended March 31, 2004 represented approximately 85.2% of the $1.42 increase in postpaid ARPU.

Prepaid ARPU increased by 20.6% in the first quarter of 2004, as compared to 2003, as a result of pricing changes introduced in 2003 together with higher usage per subscriber.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.73% rate in the three months ended March 31, 2004 versus 1.82% in the first quarter of 2003, is directly related to Wireless’s strategy of acquiring higher-value customers on longer term contracts and an enhanced focus on customer retention. Wireless’s focus on customer retention aims to ensure that customers receive responsive quality service at every point of contact. It believes the increase in prepaid churn to 3.80% in the current quarter is due to the continuing impact of competitive prepaid offers that were introduced into the market and an increase in the number of infrequent users becoming inactive.

One-way messaging (or “paging”) subscriber churn has remained relatively stable on a period-over-period basis at 2.54% for the first quarter of 2004 compared to 2.96% the previous year. With 231,300 paging subscribers, Wireless continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

In the three months ended March 31, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $48.8 million, up $13.1 million, or 36.7%, from the prior period. The increase in equipment revenue reflects the combination of the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

Wireless Operating Expenses

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2004	2003	% Chg
Operating expenses (1)
Cost of equipment sales	$91.2	$73.6	23.9
Sales and marketing expenses	86.6	82.8	4.6
Operating, general and administrative expenses	195.4	184.8	5.7

Total operating expenses	$373.2	$341.2	$9.4

Average monthly operating expense per subscriber before sales and marketing and equipment margin (1)	$17.58	$17.65	(0.4)
Sales and marketing costs per gross subscriber addition (1)	$362	$405	(10.6)

(1)	As reclassified — see the “New Accounting Standards – Revenue Recognition” section.

Rogers Communications Inc.	First Quarter 2004

Total operating expenses for the three months ended March 31, 2004 were $373.2 million, up 9.4% from $341.2 million in the corresponding period in 2003.

Cost of equipment sales increased by approximately $17.6 million, as a result of increased activations of new subscribers combined with increases in retention activity as well as the trend to higher priced feature-rich colour phones and data devices.

The 4.6% year-over-year increase in total sales and marketing expenses is due to higher variable acquisition costs associated with the 17.5% year-over-year increase in the number of postpaid voice and data gross additions. Variable sales and marketing expenses increased in line with Wireless’s strategy of attracting higher-value business customers and customers signing on to longer term contracts. Fixed sales and marketing costs, such as advertising and overhead costs, declined modestly in the three months ended March 31, 2004 as compared to the corresponding period in 2003. In the three months ended March 31, 2004, Wireless spent $3.7 million to promote the new “Rogers Wireless” brand. Sales and marketing costs per gross addition was $362, a decrease of $43, or 10.6%, from $405 in 2003. This decrease is attributable to the significant increase in gross additions in the three months ended March 31, 2004 as compared to the corresponding period in 2003.

Operating, general and administrative expenses increased by $10.6 million, or 5.7%, in the three months ended March 31, 2004 as compared to the comparable period in 2003. The increase is attributable to increased costs related to customer care, collections and increased retention offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of Wireless’s customer loyalty and renewal programs and residual payments to its distributors for ongoing service for certain of its existing customers. Wireless is continually focused on operating efficiencies and cost reduction programs, which have served to offset the growth in costs associated with the growth in our subscriber base, allowing operating profit margins to expand.

Average monthly operating expense per subscriber, excluding sales and marketing expenses, decreased $0.07, or 0.4%, to $17.58 in the first quarter of 2004, from $17.65 in the first quarter of 2003. This modest year-over-year reduction reflects scale economies from the larger subscriber base, and roaming cost reductions, offset by increased costs related to customer retention, customer care and collections.

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit growth of $63.8 million, or 40.9%, to $219.6 million in the three months ended March 31, 2004 from $155.8 million in the corresponding period of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, improved in 2004 to 40.4% from 33.8% in the first quarter of 2003.

Wireless PP&E Expenditures

On the accrual basis of accounting, additions to PP&E totalled $130.9 million for the three months ended March 31, 2004, an increase of $53.2 million, or 68.5%, from $77.7 million in the corresponding period in 2003. Network-related PP&E expenditures were $118.3 million compared to $59.2 million in the prior year and included $99.8 million for capacity expansion of the GSM/GPRS network and transmission, compared to $31.9 million in the first quarter of 2003. The increase in capacity expenditures for the GSM/GPRS network is a result of the

Rogers Communications Inc.	First Quarter 2004

timing of certain step function increases in Wireless’s switching and radio infrastructure. The remaining balance of $18.5 million in network-related PP&E expenditures related primarily to technical upgrade projects, operational support systems, and the addition of new services. Other PP&E expenditures consisted of $9.8 million for information technology initiatives, and $2.9 million for call centres and other facilities and equipment. Wireless does not expect PP&E expenditures to continue this trend of year-over-year growth for the remainder of 2004.

Wireless Employees

Wireless had approximately 2,380 full-time-equivalent employees at March 31, 2004, an increase of 20 from 2,360 at December 31, 2003.

MEDIA OPERATING AND FINANCIAL RESULTS

MEDIA OVERVIEW

Rogers Media holds Rogers’ radio and television broadcasting operations, its consumer and trade publishing operations and its televised home shopping service. The Broadcasting group (“Broadcasting”) includes our 43 radio stations across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licensed to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (OLN), Tech TV Canada, The Biography Channel Canada, MSNBC Canada and certain other minority interest investments. In addition, effective January 2, 2004, Broadcasting entered into a partnership with CTV Specialty Television Inc. in which we acquired 50% of CTV’s mobile production and distribution business for $19.7 million net of cash acquired. The final price is subject to adjustments for working capital items. Our interest in this partnership, “Dome Productions Partnership”, will be proportionately consolidated with the results of Television. The Publishing group (“Publishing”) publishes approximately 70 consumer magazines and trade and professional publications and directories. In addition to its more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of its individual broadcasting and publishing properties.

MEDIA STRATEGY

Media seeks to maximize revenues, operating income and return on invested capital across each of its businesses. Media remains committed to this strategy and believes that the financial and operating results for the first quarter of 2004 reflect continued progress.

Rogers Communications Inc.	First Quarter 2004

Summarized Media Financial Results

Three Months Ended March 31,	2004	2003	% Chg
(In millions of dollars)
Operating revenue
Publishing	65.8	66.0	(0.3)
Radio	42.1	36.9	14.1
Television	51.5	41.8	23.2
The Shopping Channel	57.5	52.0	10.6
Corporate items, eliminations and other	(1.2)	—	—

Total operating revenue	215.7	196.7	9.7

Operating expenses
Cost of sales	36.7	33.1	10.9
Sales and marketing	48.2	42.3	13.9
Operating, general and administrative	124.3	115.3	7.8

Total operating expenses	209.2	190.7	9.7

Operating profit(1)
Publishing	0.4	0.5	(20.0)
Radio	3.3	3.2	3.1
Television	1.8	0.6	—
The Shopping Channel	5.1	4.0	27.5
Corporate items, eliminations and other	(4.1)	(2.3)	78.3

Total operating profit(1)	6.5	6.0	8.3

Operating profit margin(2)
Publishing	0.6%	0.8%	(25.0)
Radio	7.8%	8.7%	(10.3)
Television	3.5%	1.4%	150.0
The Shopping Channel	8.9%	7.7%	15.6

Total operating profit as a percentage of revenue(1)	3.0%	3.1%	(3.2)

Additions to property, plant and equipment(3)	5.9	13.3	(55.6)

(1)	As previously defined – see the “Key Performance Indicators Non-GAAP Measures – Operating Profit” section.

(2)	Operating profit margin as defined in “Key Performance Indicators Non-GAAP Measures – Operating Profit Margin” section and calculated as below.

(3)	Additions to property plant and equipment as stated based on accrual method accounting – see “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

Rogers Communications Inc.	First Quarter 2004

	Operating
	Profit		Revenue
Publishing operating profit margin:(1)
Operating profit margin - 2004	$0.4	divided by	$65.8 =	0.6%
Operating profit margin - 2003	$0.5	divided by	$66.0 =	0.8%
Radio operating profit margin:(1)
Operating profit margin - 2004	$3.3	divided by	$42.1 =	7.8%
Operating profit margin - 2003	$3.2	divided by	$36.9 =	8.7%
Television operating profit margin:(1)
Operating profit margin - 2004	$1.8	divided by	$51.5 =	3.5%
Operating profit margin - 2003	$0.6	divided by	$41.8 =	1.4%
The Shopping Channel operating profit margin:(1)
Operating profit margin - 2004	$5.1	divided by	$57.5 =	8.9%
Operating profit margin - 2003	$4.0	divided by	$52.0 =	7.7%
Total operating profit margin:(1)
Operating profit margin - 2004	$6.5	divided by	$215.7=	3.0%
Operating profit margin - 2003	$6.0	divided by	$196.7=	3.1%

(1)	Operating profit margin as defined in “Key Performance Indicators Non-GAAP Measures” section.

Media Revenue Overview

Total revenue for Media was $215.7 million in the three months ended March 31, 2004, an increase of $19.0 million, or 9.7%, from $196.7 million in the corresponding period of 2003. Of the $19.0 million revenue growth, Television contributed $9.7 million, Radio contributed $5.2 million, and The Shopping Channel contributed $5.5 million, offset by a $0.2 million reduction in revenue at Publishing. The growth in Television revenue was directly attributable to continued growth at Rogers Sportsnet, combined with the impact of the acquisition of the 50% interest in Dome Productions Partnership. Across all of Media’s divisions combined, approximately 50.8% of the total revenue for the three months ended March 31, 2004 was advertising based, as opposed to subscription or transaction based.

Rogers Communications Inc.	First Quarter 2004

Media Operating Expense and Operating Profit Overview

(In millions of dollars)	2004	2003	% Chg
Publishing
Sales and marketing	18.0	17.9	0.6
Operating, general and administrative	47.4	47.7	(0.6)

Total Publishing	65.4	65.6	(0.3)
Radio
Sales and marketing	16.7	12.8	30.5
Operating, general and administrative	22.1	20.9	5.7

Total Radio	38.8	33.7	15.1
Television
Sales and marketing	4.2	3.7	13.5
Operating, general and administrative	45.6	37.4	21.9

Total Television	49.8	41.1	21.2
The Shopping Channel
Cost of sales	36.7	33.1	10.9
Sales and marketing	8.4	7.9	6.3
Operating, general and administrative	7.2	7.0	2.9

Total Shopping Channel	52.3	48.0	9.0
Corporate items, eliminations and other	2.9	2.3	26.1

Total operating expenses	209.2	190.7	9.7

Total Media operating expenses for the three months ended March 31, 2004 were $209.2 million, up $18.5 million, or 9.7%, over the corresponding period in 2003. The increase in expenses was primarily attributable to the impact of the newly acquired 50% interest in Dome Productions Partnership included within Television results, in addition to the increased levels advertising expenditures at Radio and Television. Operating general and administration costs across all of Media’s segments, with the exception of Publishing were up for the three months ended March 31, 2003 as compared to the corresponding period in 2003.

Total operating profit was $6.5 million in the first quarter of 2004, resulting in a year-over-year increase of $0.5 million, or 8.3%, compared to the corresponding period in 2003.

Publishing

Revenue at Publishing was $65.8 million for the three months ended March 31, 2004, a reduction of $0.2 million or 0.3%, from $66.0 million in the corresponding period in 2003. Publishing experienced strong revenue growth in its Women’s group of magazines, which was offset by slight declines in its other groups and resulted in an overall modest revenue decline. This decline in revenue was offset by year-over-year reductions in operating, general and administrative expenses, as Publishing focused on tightening its cost structure. The combination of declining operating revenues and operating expenses resulted in operating profit for the three months ended March 31, 2004 being relatively unchanged from the corresponding period in 2003.

Rogers Communications Inc.	First Quarter 2004

Radio

Radio revenue was $42.1 million in the three months ended March 31, 2004, a $5.2 million or 14.1% increase from $36.9 million in the corresponding period in 2003. The increase in Radio’s revenues from 2003 reflects the success of the reformatting initiatives at several of its stations. Radio also increased spending on sales and marketing by 30.5% in the first quarter of 2004 as compared to 2003 in an effort to launch and promote four newly reformatted stations as well as reinforce its positioning in the Toronto market.

Radio’s operating profit increased by a modest $0.1 million, or 3.1%, from the first quarter 2003 to $3.3 million. The increase was attributable to last years format changes in Vancouver and Calgary which generated additional sales year-over-year partially offset by additional reformatting and marketing related costs in other markets during the current quarter.

Television

Television includes the results of OMNI.1, OMNI.2, Rogers Sportsnet and our 50% interest in Dome Productions Partnership. Television revenues in the three months ended March 31, 2004 were up from the corresponding period in 2003 by $9.7 million. Sportsnet contributed 40.3% of the revenue growth, and the remainder is attributable to the acquisition of the Dome Productions Partnership.

Overall Television operating profit for the three months ended March 31, 2004 increased by $1.2 million compared to the corresponding period in 2003 primarily due to the acquisition of Dome Productions Partnership. Excluding the 50% interest in Dome Productions Partnership, television operating profit would have remained relatively flat year over year. This is due in a large part to weakness in the conventional television advertising market and the impact of the SOCAN Tariff 17 Decision in March 2004 which served to increase operating general and administrative expense in the quarter by 4.0%. The decision imposed a retroactive increase in the assessment of music copyright fees.

The Shopping Channel

The Shopping Channel’s revenue increased $5.5 million, or 10.6%, to $57.5 million from $52.0 million in the first quarter of 2003. In the first quarter of 2004, off-air sales represented -19.1% of revenue, up from 16.6% in 2003, and included catalogue, Internet, and physical store sales. Operating profit at The Shopping Channel was $5.1 million, a $1.1 million or 27.5% increase from $4.0 million in 2003. The improved results at The Shopping Channel reflect the fact that first quarter 2003 results were depressed by the negative impacts of the SARS epidemic and the war in Iraq.

Media Employees

At March 31, 2004, Media had 3,046 FTEs, an increase of 21 from 3,025 FTEs at December 31, 2003. The increase in staff was primarily in the television segment.

Media PP&E Expenditures

Total Media PP&E expenditures for the three months ended March 31, 2004 were $5.9 million, compared to $13.3 million for the corresponding period in 2003. The spending in the three months ended March 31, 2004 was down as compared to the corresponding period in 2003, as 2003 results included expenditures related to the construction of a national distribution centre for The Shopping Channel.

Rogers Communications Inc.	First Quarter 2004

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities before changes in non-cash working capital items for the three months ended March 31, 2004 increased by $72.8 million to $261.3 million, up from $188.5 million in the first quarter of 2003, reflecting the increase in operating profit. Taking into account the changes in non-cash working capital items, cash flow from operating activities for the quarter increased by $61.8 million, to $203.6 million, from $141.8 million in the prior year period.

In aggregate, other sources of funds during the first quarter totalled approximately $1,521.6 million. The sources of these funds were:

•	$10.6 million from the issuance of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options.

•	proceeds of $58.4 million received on the unwinding of certain cross-currency interest rate exchange agreements.

•	net proceeds on long-term debt issued less financing costs incurred of $1,452.6 million from the issuance by Wireless of US$750.0 million 6.375% Senior Secured Notes due 2014 and the issuance by Cable of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014.

The funds used during the first quarter totalled approximately $1,638.4 million and comprised:

•	PP&E expenditures of $239.3 million;

•	$11.7 million dividends paid on Class B Non-Voting, Class A Voting and Series E Preferred shares;

•	aggregate redemptions of long-term debt of $1,252.1 million by Cable and Wireless together with the payment of $49.2 million aggregate redemption premiums;

•	distributions on Convertible Preferred Securities of $8.2 million;

•	other investments aggregating $67.3 million, including $39.1 million for the acquisition of the remaining 20% minority interest of the Blue Jays, $19.7 million for the 50% interest in Dome Productions Partnership, $5.9 million for the acquisition of spectrum licenses, and $2.6 million advances to the Blue Jays;

•	net repayments of bank debt of $9.0 million; and

•	net reduction of $1.6 million of capital leases and mortgages and other debt.

As a result of the above, our cash and cash equivalents increased in the first quarter by $86.8 million which, together with the opening cash deficiency of $10.3 million, resulted in a closing cash balance of $76.5 million.

FINANCING

Our long-term financial instruments are described in Note 10 to the Annual 2003 Consolidated Financial Statements.

During the three month period ending March 31, 2004, the following financings and redemptions were completed:

On February 20, 2004, Wireless completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014 and used approximately US$734.7 million of the proceeds on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1

Rogers Communications Inc.	First Quarter 2004

million 8.80% Senior Subordinated Notes due 2007 and US$333.2 million 9.375% Senior Secured Debentures due 2008. Also on February 20, 2004, Rogers Wireless unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million.

As a result of these transactions, Wireless recorded a loss on repayment of $2.3 million which included redemption premiums of $34.7 million and the write-off of deferred financing costs of $7.8 million, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the first quarter and were previously treated as effective hedges prior to the adoption of the new rules with respect to Hedging Relationships as discussed in note 1(ii) to the 2004 first quarter financial statements.

On February 23, 2004, Cable redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of debt of $18.0 million.

On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014.

In January, 2004, Cable established a dividend/distribution policy to distribute $6.0 million per month to RCI on a regular basis, starting in January, 2004. During the three months ended March 31, 2004, Cable distributed $18.0 million to RCI.

We structure our borrowings generally on a stand-alone basis. Therefore, borrowings by each of our three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collateralization or cross-defaults between groups. Currently, no such guarantees or cross-collateralizations or cross-defaults between the groups exist.

At March 31, 2004, our long-term committed bank credit facilities provided for aggregate credit of $2.28 billion, of which $228.5 million was drawn down. Generally, access to these credit facilities is subject to compliance within certain debt to operating profit ratios, and at March 31, 2004, based upon the most restrictive covenants under our bank credit facilities and public debt instruments, we could have borrowed additional long-term debt under existing credit facilities of approximately $1.9 billion including $400.0 million available for the repayment of debt maturing in Cable in 2005. In addition, $76.5 million was available as cash on hand at March 31, 2004.

Of all our debt instruments, the provisions of our bank loan agreements generally impose the most restrictive limitations on the operations and activities of the companies governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests (based upon certain ratios of debt to operating profit), restrictions upon additional investments, sales of assets, and distributions to shareholders. We and our subsidiaries are currently in compliance with all of the covenants under the respective debt instruments, and we expect to remain in compliance with all covenants. (See Note 10 to the 2003 Annual Consolidated Financial Statements for details of the specific debt instruments.) On March 31, 2004, a total of $190.1 million could have been distributed to Rogers Corporate from Media via the repayment of unsecured subordinated intercompany notes.

Rogers Communications Inc.	First Quarter 2004

Cable’s amended and restated $1.075 billion bank credit facility, which was established on January 2, 2002, is comprised of two tranches (1) the $600.0 million Tranche A that matures on January 2, 2009 and (2) the $475.0 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. In September, 2003 Cable amended its bank credit facility to eliminate the possibility of earlier than scheduled maturity of Tranche B and availability of a $400.0 million portion of Tranche B has been reserved to repay Cables’ Senior Secured Notes due 2005. The $400.0 million reserved amount will be reduced by an amount equal to any repayment of the Notes due 2005 made from time to time from any source including Tranche B and, as a result, an amount equal to such repayments becomes available to Cable under Tranche B.

Wireless’s $700.0 million bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007, with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if Wireless’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

Media’s revolving $500.0 million bank credit facility is due on September 30, 2006.

We believe that Wireless will have a net cash surplus in 2004 so that Wireless will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations.

We believe that Cable will have a net cash shortfall in 2004 but that Cable will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that is available under its $1.075 billion amended and restated bank credit facility.

We believe that Media will be in a cash surplus position in 2004. Rogers believes that if Media were to incur a cash shortfall, it would have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations and the amount that will be available to be borrowed under its $500.0 million bank credit facility.

We believe that, on an unconsolidated basis, it will have, taking into account interest income and repayments of intercompany advances together with the receipt of management fees paid by the operating subsidiaries and regular $6.0 million monthly distributions from Cable and investments and cash on hand, sufficient capital resources to satisfy its cash funding requirements in 2004.

In the event that we or any of our operating subsidiaries do require additional funding, we believe that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities or issuing public or private debt at any of the operating subsidiaries or ourselves or issuing equity of ourselves or of Wireless, all depending on market conditions. In addition, we or our subsidiaries may refinance a portion of existing debt subject to market conditions and other factors.

On February 7, 2003, Moody’s revised its ratings on Cable’s senior secured and senior subordinated public debt downward from Baa3 to Ba1 and to Ba2 and Ba3, respectively. In addition, Moody’s revised its ratings on our senior unsecured debt rating downward from Ba1 to B2. Moody’s provided a stable outlook for these newly revised Cable and our debt ratings. On October 24, 2003, Moody’s revised the ratings outlook upward on the Wireless senior

Rogers Communications Inc.	First Quarter 2004

secured and senior subordinated public debt, which are rated Ba3 and B2 respectively, to positive from stable.

On March 5, 2003, Standard & Poor’s revised its ratings outlook downward on both Cable’s senior secured and senior subordinated public debt, which are rated BBB- and BB-, respectively, as well as on our BB- senior unsecured debt rating to negative from stable. On October 30, 2003, Standard & Poor’s revised its ratings outlook upwards on Wireless’ senior secured and senior subordinated public debt, which are rated BB+ and BB-, respectively, to positive from stable.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

At March 31, 2004 and December 31, 2003, we had consolidated U.S. dollar-denominated long-term debt of US$3,261.8 million and US$2,868.3 million, respectively. At March 31, 2004 and December 31, 2003, US$2,885.3 million and US$1,943.4 million, respectively, or 88.5% and 67.8% respectively were hedged with cross-currency interest rate exchange agreements at an average exchange rate of $1.4217 to US$1.00 and $1.4647 to US$1.00 respectively.

Consolidated U.S. dollar-denominated debt increased by US$393.5 million during the quarter as a result of the following: Wireless’s issuance of US$750.0 million 6.375% Senior Secured Notes due 2014 and subsequent redemption of three debt issues for an aggregate principal amount of US $708.4 million; Cable’s issuance of US$350.0 million 5.50% Senior Secured Second Priority Notes due 2014; as well as a US$1.9 million increase in the accreted amount owing on RCI’s Convertible Debentures due 2005.

The percent of consolidated U.S. dollar-denominated debt hedged increased during the quarter to 88.5% as a result of: the unwinding of US$333.2 million notional amount of cross-currency interest rate exchange agreements at Wireless; the establishment of US$750 million notional amount of new cross-currency interest rate exchange agreements at Wireless; and the establishment of US$525.0 million notional amount of new cross-currency interest rate exchange agreements at Cable.

The cross-currency interest rate exchange agreements have the effect of converting on March 31, 2004 and December 31, 2003, respectively, the interest rate on US$2,833.4 million and US$1,558.4 million, respectively, of long-term debt from an average U.S. dollar fixed interest rate of 7.60% per annum and 8.82% per annum, respectively, to a weighted average Canadian dollar fixed interest rate of 8.50% per annum and 9.70% per annum, respectively, on US$4,034.7 million and US$2,346.0 million, respectively. On March 31, 2004 and December 31, 2003, the interest rates on an additional US$51.8 million and US$385.0 million, respectively, have been converted from a US dollar fixed interest rate of 9.38% per annum and 9.38% per annum respectively to $67.4 million and $500.5 million, respectively, at a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.67% per annum and 2.35% per annum, respectively, which totalled 4.95% per annum and 5.11% per annum, respectively.

Including the effect of our cross-currency interest rate exchange agreements, total long-term debt at fixed interest rates at March 31, 2004 was $5,246.1 million, or 94.6% of total long-term

Rogers Communications Inc.	First Quarter 2004

debt of $5,548.2 million. Our effective weighted average interest rate on all long-term debt as at March 31, 2004, including the effect of the interest rate and cross-currency exchange agreements, was 8.27% per annum.

We will continue to monitor our hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our hedged position with respect to foreign exchange fluctuations or interest rates in the future, by unwinding certain existing hedges or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

OUTSTANDING SHARE DATA

Set out below is our outstanding share data as at March 31, 2004. For additional detail, see Note 5 to the Consolidated Financial Statements included herein.

Common shares
Class A Voting	56,235,394
Class B Non-Voting	178,224,703
Options to Purchase Class B Non-Voting shares
Outstanding Options	17,892,883
Exercisable Options	11,311,164

Securities Convertible into Class B Non-Voting Shares

		Number of Shares
	Number or Amount	Issuable on
Class	Outstanding	Conversion
Series E Convertible Preferred Shares	83,831	83,831
Convertible Preferred Securities	$600,000,000	17,142,857
Convertible Senior Debentures	$294,600,000	7,726,270

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2003 Annual MD&A and are further discussed in the Notes to our 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003.

GUIDANCE

We publicly issued full year 2004 guidance for revenue, operating profit, PP&E expenditures and subscriber levels for our three business segments in January, 2004. We have no changes to that guidance at this time, other than to add that on February 12, 2004, we announced a cable telephony initiative which will add between $140.0 million to $170.0 million of PP&E expenditures in 2004 which were not contemplated in our January 2004 guidance.

Rogers Communications Inc.	First Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months	Ended March 31,
(In thousands of dollars, except per share amounts)	2004	2003
Operating revenue (note 1(iv))	$1,264,749	$1,115,380
Cost of sales (note 1(iv))	160,933	139,876
Sales and marketing costs (note 1(iv))	194,098	173,954
Operating, general and administrative expenses (note 1(iv))	527,861	492,277
Depreciation and amortization	246,090	248,320

Operating income	135,767	60,953
Interest on long-term debt	(124,144)	(123,547)

	11,623	(62,594)
Writedown of investments	(1,933)	—
Losses from investments accounted for by the equity method	(9,051)	(11,852)
Foreign exchange gain (loss)	(47,565)	120,467
Loss on repayment of long-term debt	(20,326)	—
Change in the fair value of derivative instruments	(551)	—
Investment and other income	4,043	1,006

Income (loss) before income taxes and non-controlling interest	(63,760)	47,027

Income tax expense	1,453	3,948
Current Future	—	3,185

	1,453	7,133

Income before non-controlling interest	(65,213)	39,894
Non-controlling interest	423	(16,159)

Net income (loss) for the period	$(64,790)	$23,735

Earnings (loss) per share :
Basic and diluted (note 6)	$(0.33)	$0.06

Rogers Communications Inc.	First Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(64,790)	$23,735
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	246,090	248,320
Future income taxes	—	3,185
Non-controlling interest	(423)	16,159
Foreign exchange (gain) loss	45,940	(117,384)
Writedown of investments	1,933	—
Loss on repayment of long-term debt	20,326	—
Change in fair value of derivative instruments	671	—
Losses from investments accounted for by the equity method	9,051	11,852
Accrued interest due on repayment of certain notes payable	2,481	2,675
Dividends from associated companies	62	—

	261,341	188,542
Change in non-cash working capital items (note 10)	(57,693)	(46,738)

	203,648	141,804
Financing activities:
Issue of long-term debt	2,146,550	296,000
Repayment of long-term debt	(1,938,074)	(141,201)
Proceeds on termination of cross-currency interest rate exchange agreements	58,416	—
Premium on repayment of long-term debt	(49,188)	—
Financing costs incurred	(18,671)	—
Issue of capital stock	10,579	1,710
Dividends on Preferred shares and distributions on Convertible Preferred Securities	(8,250)	(8,250)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	(11,677)	—

	189,685	148,259
Investing activities:
Additions to property, plant and equipment (note 10)	(239,287)	(310,077)
Acquisition of 20% interest in Toronto Blue Jays	(39,111)	—
Acquisitions of subsidiary companies, net of cash acquired	(19,777)	—
Acquisition of spectrum licences	(5,913)
Other investments	(2,487)	(2,816)

	(306,575)	(312,893)

Increase (decrease) in cash and cash equivalents (deficiency)	86,758	(22,830)
Cash and cash equivalents (deficiency), beginning of period	(10,288)	26,884

Cash and cash equivalents (deficiency), end of period	$76,470	$4,054

Supplemental cash flow information:
Interest paid	$92,558	$85,472
Income taxes paid	2,614	4,347

Supplemental disclosure of non-cash financing and investing activities:
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	$353	$—
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	—	35,181

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances

Rogers Communications Inc.	First Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2004	2003
Assets
Current assets
Accounts receivable	$548,440	$550,830
Cash and cash equivalents	76,470	—
Other current assets	199,342	211,805

	824,252	762,635
Property, plant and equipment	5,037,873	5,039,304
Goodwill	1,903,342	1,891,636
Other intangible assets	405,857	400,219
Investments (note 2)	220,663	229,221
Deferred charges	214,606	142,480

	$8,606,593	$8,465,495

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities
Bank advances, arising from outstanding cheques	$—	$10,288
Accounts payable and accrued liabilities	845,222	998,845
Current portion of long-term debt (note 4)	393,060	11,498
Unearned revenue	104,589	97,577

	1,342,871	1,118,208
Long-term debt (note 4)	4,834,174	5,293,518
Fair value of derivative instruments	447,283	—
Other long term liabilities	74,095	93,047

	6,698,423	6,504,773
Non-controlling interest	199,399	193,342
Shareholders’ equity (notes 1 and 5)	1,708,771	1,767,380

	$8,606,593	$8,465,495

Rogers Communications Inc.	First Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Three Months Ended	Three Months Ended
	March 31,	March 31,
(In thousands of dollars)	2004	2003
Deficit, beginning of period	$(339,436)	$(415,589)
Adjustment for stock-based compensation (note 1)	(7,025)	—

As restated	(346,461)	(415,589)
Net income (loss) for the period	(64,790)	23,735
Distribution on Convertible Preferred Securities	(8,250)	(5,051)

Deficit, end of period	$(419,501)	$(396,905)

Rogers Communications Inc.	First Quarter 2004

Rogers Communications Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1. Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, with the exception of the following policies adopted.

Recent Canadian Accounting Pronouncements:

i)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard establishes standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard and as a result have adopted a classified balance sheet presentation as we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate. In addition, within our Consolidated Statement of Cash Flow, we have reclassified the change in non-cash working capital items related to PP&E to PP&E expenditures under investing activities. This change had the impact of increasing PP&E expenditures on the Statement of Cash Flows, as compared to our previous method of presentation, by $10.6 million in the three months ended March 31, 2004 and by $121.1 million in the three months ended March 31, 2003 with a corresponding change in both periods to non-cash working capital items.

ii)	Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, we determined that we would not treat our derivative instruments, including cross currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes.

Rogers Communications Inc.	First Quarter 2004

Based on this determination, we have adjusted these instruments from their carrying value of $334.8 million to their fair market value of $388.2 million on January 1, 2004. The corresponding adjustment of $53.4 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being charge to the statement of income.

iii)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation to employees and to expense the fair value over the estimated vesting period of the stock options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $7.0 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $13.0 million. For the three months ended March 31, 2004, an expense with respect to stock-based compensation in the amount of $3.0 million was recorded.

iv)	Revenue Recognition and Classification

Effective January 1, 2004, we adopted new Canadian accounting standards the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Cable installation fees are now deferred and recorded in revenue in the months following activation based on discounts from fair value where free or discounted periods of service are provided to subscribers.

•	Wireless activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of Wireless and Cable equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded in revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

•	Wireless equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber and as operating, general and administrative expense in the case of an existing subscriber.

•	Wireless equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

Rogers Communications Inc.	First Quarter 2004

The effect of these changes in classification on our Wireless performance indicators is as follows:

	Three Months Ended March 31,
In millions of dollars)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported

Network revenue	$544.0	$546.4	$461.4	$463.0
Equipment sales	48.8	53.0	35.7	46.9

	$592.8	$599.4	$497.1	$509.9

Cost of equipment sales	$91.2	$51.9	$73.6	$48.4
Sales and marketing expenses	86.6	118.8	82.8	112.9
Operating, general and administrative expenses	195.4	209.1	184.8	192.8

The effect of these changes in classification on our Cable performance indicators is as follows:

	Three Months Ended March 31,
In millions of dollars)	2004		2003
		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported

Operating revenue	$473.1	$468.4	$433.0	$428.0

Sales and marketing expenses	$59.3	$59.8	$48.8	$49.0
Operating, general and administrative expenses	210.3	205.1	194.5	189.3

On a consolidated basis in the three month period ended March 31, 2003, revenues have been reduced by $7.8 million as a result of this reclassification and expenses have been reduced by the same amount.

These changes in accounting classification had no effect on the amounts of reported operating income, net income (loss) or earnings (loss) per share. All prior period amounts have been conformed to reflect these changes in classification.

Rogers Communications Inc.	First Quarter 2004

2. Investments:

				March 31,	December 31,
(In thousands of dollars)				2004	2003
			Quoted
			Market	Book	Book
Description			Value	Value	Value
Investments accounted for by the equity method
Blue Jays Holdco				$86,705	$95,720
Other				7,243	5,055

Investments accounted for by the cost method, net of writedowns				93,948	100,775
Publicly traded companies:
Cogeco Cable Inc.	7,253,800	Subordinate Voting	$141,231	75,758	75,758
		Common shares
Cogeco Inc.	2,724,800	Subordinate Voting	47,684	28,610	28,610
		Common shares
Other publicly traded companies			27,737	7,302	7,508

			216,652	111,670	111,876
Private companies				15,045	16,570

				$220,663	$229,221

(i) Blue Jays Holdco

The reduction in the investment in Blue Jays Holdco from December 31, 2003, of $9.0 million reflects the equity loss for the three months ended March 31, 2004, of $11.6 million (2003 — $13.5 million), offset by cash advances in the three months ended March 31, 2004, of $2.6 million (2003 — $1.4 million).

On January 5, 2004, the Company paid the remaining amount due, related to the 20% minority interest in the Toronto Blue Jays Baseball Club for approximately $39.1 million. This payment had no impact on the carrying value of the investment as this liability was recorded at the date of acquisition.

3. Acquisitions

On January 2, 2004, the Company entered into a partnership with CTV Specialty Television Inc. (“CTV”) in which we acquired 50% of CTV’s mobile production and distribution business. The interest in the partnership, Dome Productions Partnership, was acquired for cash of $19.7 million, net of cash acquired. The final purchase price is subject to adjustments for working capital items.

Rogers Communications Inc.	First Quarter 2004

4. Long-Term Debt

			Interest	March 31,	December 31,
(in thousands of dollars)			Rate	2004	2003
(A)	Corporate:
	(i)	Convertible Debentures, due 2005	5-3/4%	277,462	271,197
	(ii)	Senior Notes, due 2006	10-1/2%	75,000	75,000

				352,462	346,197
(B)	Cable:
	(i)	Bank credit facilities	Floating	—	36,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	382,054	376,777
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	458,675	452,340
	(v)	Senior Secured Second Priority Notes, due 2013	6.25%	458,675	452,340
	(vi)	Senior Secured Second Priority Debentures, due 2014	5.50%	458,675	—
	(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	—	300,000
	(viii)	Senior Second Priority Debentures, due 2032	8.75%	262,100	258,480
	(ix)	Senior Subordinated Debentures, due 2015	11.00%	148,971	146,914

				2,619,150	2,472,851
(C)	Wireless:
	(i)	Bank credit facilities	Floating	68,500	138,000
	(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	—	253,453
	(iv)	Senior Secured Debentures, due 2008	9-3/8%	—	430,589
	(v)	Senior Secured Notes, due 2011	9-5/8%	642,145	633,276
	(vi)	Senior Secured Debentures, due 2016	9-3/4%	202,997	200,193
	(vii)	Senior Subordinated Notes, due 2007	8.80%	—	231,443
	(viii)	Senior Subordinated Notes, due 2014	6.375%	982,875	—

				2,056,517	2,046,953
(D)	Media:
		Bank credit facility — Media	Floating	160,000	63,500
Obligations under mortgages and capital leases and other			Various	39,106	40,730

				5,227,235	4,970,232
Current portion of long-term debt				(393,060)	(11,498)

				4,834,175	4,958,734
Effect of cross-currency interest rate exchange agreements				—	334,784

				$4,834,175	$5,293,518

Issued:

On February 20, 2004, Wireless issued US$750.0 million 6.375% Senior Secured Notes due 2014.

On March 8, 2004, Cable issued US$350.0 million 5.50% Senior Secured Second Priority Notes, due 2014.

Rogers Communications Inc.	First Quarter 2004

Redeemed:

On February 20, 2004, Wireless unwound US$333.2 million cross-currency interest rate exchange agreements for cash proceeds of $58.4 million. On March 26, 2004, Wireless redeemed its US$196.1 Senior Secured Notes, US$179.1 million Senior Subordinated Notes and US$333.2 million Senior Secured Debentures for an aggregate US$734.7 million including payment of redemption premiums. These transactions resulted in a loss on the repayment of long-term debt of $2.3 million, which consisted of redemption premiums of $34.7 million and $7.8 million related to the write-off of deferred financing costs, offset by a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange that were unwound during the quarter.

On February 23, 2004, Cable redeemed $300.0 million of its Senior Secured Second Priority Debentures for $314.5 million including redemption premiums, resulting in a loss on the repayment of debt of $18.0 million.

As indicated in Note 1(ii) the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Accordingly effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet and as such that effect of the cross-currency interest rate exchange agreement is no longer recorded as a component of long-term debt. At March 31, 2004, the fair value of derivative instruments is a liability of $447.3 million and is disclosed as a separate component of the balance sheet.

5. Shareholders’ Equity

			March 31,	December 31,
(In thousands of dollars)			2004	2003
Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
	60,000	Series XXVII	$60,000	$60,000
	818,300	Series XXX	10,000	10,000
	300,000	Series XXXI	300,000	300,000

			370,000	370,000
Held by members of the Company’s share purchase plans:
	83,831	Series E Convertible shares (2003-104,488)	1,434	1,787
Common shares:
	56,235,394	Class A Voting shares	72,313	72,313
		(2003 - 56,235,394)
	178,224,703	Class B Non-Voting shares
		(2003 - 177,241,646)	289,576	287,978

			733,323	732,078
Deduct:
Amounts receivable from employees under certain share purchase plans			1,146	1,186
Preferred shares of the Company held by subsidiary companies			370,000	370,000

Total capital stock			362,177	360,892
Convertible Preferred Securities			576,000	576,000
Contributed surplus			1,190,095	1,169,924
Deficit			(419,501)	(339,436)

Shareholders’ Equity			$1,708,771	$1,767,380

Rogers Communications Inc.	First Quarter 2004

(i)	During the three months ended March 31, 2004, the Company completed the following capital stock transactions:

a) 20,657 Series E Convertible Preferred shares with a value of $0.4 million were converted to 20,657 Class B Non-Voting shares;

b) 962,400 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $10.6 million.

As a result of the above transactions, $9.3 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

(ii)	Stock-based compensation:

a) On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $7.0 million for stock options granted to employees on or after January 1, 2002 (note 1(iii)).

During the three months ended March 31, 2004, the Company recorded compensation expense of approximately $3.0 million related to stock options granted to employees.

As a result of the above transactions, $10.0 million was recorded in contributed surplus.

b) Based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for the three months ended March 31, 2003 would have been $0.4 million, and pro forma loss for the three months ended March 31, 2003 would have been $23.7 million or $0.06 per basic and diluted earnings per share.

There were no options granted for the three months ended March 31, 2004. The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2003 was $7.19 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

Three Months Ended
March 31, 2003
Risk-free interest rate	4.18%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	48.88%
Weighted average expected life of the options	6.7 years
Dividend yield	—

Rogers Communications Inc.	First Quarter 2004

6. Calculation of Earnings (Loss) Per Share

	Three Months Ended March 31,
(In thousands, except per share amounts)	2004	2003
Numerator:
Net income (loss) for the period	$(64,790)	$23,735
Distribution on Convertible Preferred Securities	(8,250)	(5,051)
Dividends accreted on Convertible Preferred Securities	(5,146)	(4,927)

Net income (loss) — basic and diluted	$(78,186)	$13,757

Denominator:
Weighted average number of shares outstanding:
Basic	233,986	216,595
Diluted	233,986	220,093
Earnings per share
Basic and diluted	($0.33)	$0.06

7. Pensions

For the three months ended March 31, 2004, the Company has recorded pension expense in the amount of $2.4 million and expense related to supplemental executive retirement plans that are unfunded in the amount of $1.0 million.

8. Employee Share Accumulation Plan

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases of Class B Non-Voting shares of the Company or, in the case of Rogers Wireless Communications Inc. (Wireless) employees, Class B Restricted Voting shares of that company, on the open market, on behalf of the employee.

At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of the Company or Wireless on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense, which amounted to $0.2 for the three months ended March 31, 2004.

Rogers Communications Inc.	First Quarter 2004

9. Segmented Information

For the Three Months Ended March 31, 2004				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals
Operating revenue	$473,074	$592,841	$215,741	$(16,907)	$1,264,749
Cost of sales	32,977	91,241	36,715	—	160,933
Sales and marketing	59,289	86,627	48,183	(1)	194,098
Operating, general and administrative expenses	209,622	195,329	124,373	(1,463)	527,861
Management fees	9,462	2,919	2,950	(15,331)	—
Depreciation and amortization	118,702	116,498	10,311	579	246,090

Operating income (loss)	43,022	100,227	(6,791)	(691)	135,767
Interest:
Long-term debt	(60,257)	(55,356)	(2,795)	(5,736)	(124,144)
Intercompany	(7)	—	(10,429)	10,436	—
Intercompany dividends	—	—	10,703	(10,703)	—
Writedown of investments	—			(1,933)	(1,933)
Loss from investments accounted for by the equity method	—	—	457	(9,508)	(9,051)
Loss on repayment of long-term debt	(18,013)	(2,313)	—	—	(20,326)
Change in fair value of derivative instruments	18,349	(18,900)	—	—	(551)
Foreign exchange (loss)	(19,624)	(24,376)	(99)	(3,466)	(47,565)
Investment and other income (loss)	(1,024)	1,037	(352)	4,382	4,043
Income tax reduction (expense)	(1,044)	(1,324)	(170)	1,085	(1,453)
Non-controlling interest	—	—	—	423	423

Loss for the period	$(38,598)	$(1,005)	$(9,476)	$(15,711)	$(64,790)

For the Three Months Ended March 31, 2003				Corporate items	Consolidated
(in thousands of dollars)	Cable	Wireless	Media	and eliminations	Totals
Operating revenue	$432,998	$497,118	$196,726	$(11,462)	$1,115,380
Cost of sales	33,176	73,638	33,062	—	139,876
Sales and marketing	48,814	82,846	42,294	—	173,954
Operating, general and administrative expenses	193,719	184,824	115,358	(1,624)	492,277
Management fees	8,560	2,834	2,401	(13,795)	—
Depreciation and amortization	119,346	119,124	8,759	1,091	248,320

Operating income (loss)	29,383	33,852	(5,148)	2,866	60,953
Interest:
Long-term debt	(56,357)	(48,008)	(1,501)	(17,681)	(123,547)
Intercompany	(2,179)	—	(12,163)	14,342	—
Intercompany dividends	1,436	—	10,666	(12,102)	—
Loss from investments accounted for by the equity method	—	—	194	(12,046)	(11,852)
Foreign exchange gain	16,991	52,289	45	51,142	120,467
Investment and other income (loss)	617	(124)	396	117	1,006
Income tax expense	(2,379)	(1,378)	(190)	(3,186)	(7,133)
Non-controlling interest	—	—	—	(16,159)	(16,159)

Net Income (loss) for the period	$(12,488)	$36,631	$(7,701)	$7,293	$23,735

Rogers Communications Inc.	First Quarter 2004

10. Consolidated Statement of Cash Flows – Supplemental Information

The changes in non-cash working capital items are as follows:

	Three Months	Ended March 31,
(In thousands of dollars)	2004	2003
Decrease (increase) in accounts receivable	$6,090	$57,533
Increase (decrease) in accounts payable and accrued liabilities	(79,604)	(76,270)
Increase (decrease) in unearned revenue	7,012	7,509
Increase (decrease) in deferred charges and other assets	8,809	(35,510)

	$(57,693)	$(46,738)

A reconciliation of PP&E additions to expenditures is as follows:

	Three Months	Ended March 31,
(In thousands of dollars)	2004	2003
Additions to PP&E on the accrual basis	$(228,666)	$(188,957)
Change in non-cash working capital items related to PP&E	(10,621)	(121,120)

PP&E expenditures	$(239,287)	$(310,077)

11. Related Party Transactions

The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services Inc. (AWE), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2004	2003
Roaming revenue billed to AWE	$(2,503)	$(2,975)
Roaming expense paid to AWE	3,440	4,303
Fees paid to AWE for over-air activation	46	146
Access fees paid to broadcasters accounted for by the equity method	5,127	4,195

	$6,110	$5,669

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months ended March 31, 2004, total amounts paid by the Company to these related parties for legal services, commissions paid on premiums for insurance coverage and other services aggregated $1.4 million (2003 — $0.8 million), for interest charges of $1.7 million (2003 — $3.1 million) and for telecommunication and programming services amounted to $14.6 million (2003 — $11.4 million).

12. Subsequent Event

On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which we will be able to offer up to aggregate of US$750 million of Class B Non-Voting shares, preferred shares, debt securities, warrants, share purchase contracts or units or any combination thereof for a period of 25 months. The final shelf prospectus will provide the Company with additional financial flexibility and the ability to quickly access the capital markets to take advantage of market opportunities.

Rogers Communications Inc.	First Quarter 2004

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and Media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada’s largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada’s leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For Further Information (Investment Community):

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

For Further Information (Media):

Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live Webcast of the quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 p.m. ET on April 20, 2004. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

Rogers Communications Inc.	First Quarter 2004

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